N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

==
ENTITY NAME: DOTSPORT LLC

DOCUMENT TYPE: ARTICLES OF ORGANIZATION (DOM LLC)   COUNTY: NEWY

==
FILED:10/09/2007 DURATION:******** CASH#:071009000451 FILM #:071009000404

    FILER: EXIST DATE
    ------   ----------
    SCHNADER HARRISON SEGAL & LEWIS LLP   10/09/2007
    140 BROADWAY, SUITE 3100

    NEW YORK, NY 10005

    ADDRESS FOR PROCESS:

    SCHNADER HARRISON SEGAL & LEWIS LLP
    ATTN: MICHAEL MORIARTY, ESQ.   140 BROADWAY, 31ST FLOOR
    NEW YORK, NY 10005

    REGISTERED AGENT:

==
SERVICE COMPANY: CORPORATION SERVICE COMPANY - 45   SERVICE CODE: 45 *

FEES   260.00   PAYMENTS   260.00
            --------   --------
FILING   200.00   CASH   0.00
TAX   0.00   CHECK   0.00
CERT   0.00   CHARGE   0.00
COPIES   10.00   DRAWDOWN   260.00
HANDLING   50.00   OPAL   0.00
                                            REFUND   0.00
==
260923RZM   DOS-1025 (04/2007)

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.



WITNESS my hand and official seal of the Department of State, at the City of Albany, on October 9, 2007.

Paul LaPointe
Special Deputy Secretary of State

Rev. 06/07



071009000404

CSC 45 DRAW DOWN

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny.us

(This form must be printed or typed in black ink)

ARTICLES OF ORGANIZATION
OF

dotsport LLC

(Insert name of Limited Liability Company)

Under Section 203 of the Limited Liability Company Law

FIRST: The name of the limited liability company is:

dotsport LLC

SECOND: The county within this state in which the office of the limited liability company is to be located is: New York

THIRD: The Secretary of State is designated as agent of the limited liability company upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is:

Schnader Harrison Segal & Lewis LLP

140 Broadway, 31st Floor, New York, NY 10005

Attention: Michael Moriarty, Esq.

[signature]
(signature of organizer)

Martha Skidmore
(print or type name of organizer)

DOS-1336 (Rev. 3/03)

071009000404

CSC 45 DRAW DOWN

ARTICLES OF ORGANIZATION
OF

dotsport LLC
(*Insert name of Limited Liability Company*)

Under Section 203 of the Limited Liability Company Law

2007 OCT -9 AM 11:03

FILED

Filed by: Schnader Harrison Segal & Lewis LLP
(*Name*)

140 Broadway, Suite 3100
(*Mailing address*)

New York, NY 10005
(*City, State and ZIP code*)

Cust ref # 260923RLM

NOTE: • This form was prepared by the New York State Department of State for filing articles of organization for a domestic limited liability company. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The certificate must be submitted with a $200 filing fee made payable to the Department of State.

llc

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED OCT 09 2007
TAX $ 0
BY: FA

DOS-1336 (Rev. 3/03)

2007 OCT -9 AM 9:20

RECEIVED

u61